08028205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-067205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17-a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) **AND ENDING** 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Seamount Execution Services LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

86 Trinity Place
(No. and Street)

New York	New York	10006
(City)	(State)	Zip Code

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Paul M. Warner (212) 306-2105
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(ADDRESS); Name and Street	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Seamount Execution Services LLC

We have audited the accompanying statement of financial condition of Seamount Execution Services LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Seamount Execution Services LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 12, 2008

SEAMOUNT EXECUTION SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS		
Cash	$	23,425
Due from affiliate		2,193
Total assets	$	25,618
LIABILITIES AND MEMBER'S EQUITY		
Accrued expenses	$	10,500
Member's equity		15,118
Total liabilities and member's equity	$	25,618

See Notes to Statement of Financial Condition

1. ORGANIZATION AND NATURE OF OPERATIONS

Seamount Execution Services LLC (the "Company") is a U.S. registered broker-dealer with the Securities and Exchange Committee ("SEC") and the Financial Industry Regulatory Authority. The Company is an entity formed to provide outbound order routing services to the American Stock Exchange LLC ("Amex") and Seamount Trading LLC ("Seamount"), an Amex owned trade execution facility. Amex and Seamount will be the Company's only expected customers. The sole member of the Company is Seamount. The Company has not yet begun operations. The Company is formed as a limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the statement of financial condition in the period they are determined to be necessary. Actual results could materially differ from these estimates.

Cash

Cash includes demand cash and is held on deposit with one financial institution.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of risk consist primarily of cash. Cash is maintained principally with a financial institution in the United States that has a high credit rating.

Income Taxes

The Company as a limited liability company is treated as a pass-through entity for income tax purposes and is not subject to federal or state income taxes. Accordingly, its taxable income/loss flows through the Company's parent, Seamount, and ultimately to Amex Membership Corporation ("AMC"), parent company of Amex.

Related Party Transactions

On February 7, 2007, the Company entered into a service agreement with Amex whereby Amex will pay the Company for services in an amount equal to 5% over the Company's costs (the "Brokerage

Services Agreement"). At December 31, 2007, the Company had an outstanding balance due from Amex of $2,193.

3. NET CAPITAL

The Company is a registered broker-dealer and, accordingly, is subject to the net capital requirements of Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934, which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $12,925 under Rule 15c3-1, which was $7,925 in excess of its required net capital of $5,000 and its aggregate indebtedness was .8 times its net capital.

The Company may from time to time in the future return excess capital to Seamount. Advances to Seamount and its affiliates, returns of capital and other equity withdrawals are subject to certain notifications and other provisions of the Rule.

4. SUBSEQUENT EVENTS

On January 17, 2008, Amex entered into a definitive agreement to be acquired by NYSE Euronext. The agreement followed approvals by the board of The Amex Membership Corporation ("AMC", Amex's parent company) and the Amex Board of Governors and NYSE Euronext Board of Directors. Under the terms of the agreement, NYSE Euronext will pay approximately $260 million in NYSE Euronext common stock to the members of AMC (the "Membership"). Additionally, the Membership will be entitled to receive additional shares of NYSE Euronext common stock based on the net proceeds from the expected sale of two buildings owned by Amex. The agreement will be subject to approval by the Membership and customary regulatory approvals, including from the SEC and Department of Justice. The proposed transaction is expected to close in the third quarter of 2008.

* * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 12, 2008

Seamount Execution Services LLC
86 Trinity Place
New York, NY 10006

In planning and performing our audit of the financial statements of Seamount Execution Services LLC (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 12, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END